Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

17th September 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited
Disclosure of Interests – Substantial Shareholder

We attach for your information a notification dated 17th September 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Holding(s) in Company
Released	10:13 17-Sep-04
Number	0668D

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

HONGKONG LAND HOLDINGS LIMITED ("HKLH")

DISCLOSURE OF INTERESTS - SUBSTANTIAL SHAREHOLDER

On 16th September 2004, HKLH was notified that as at 13th September 2004, Cheung Kong (Holdings) Limited ("Cheung Kong") and Hutchison Whampoa Limited ("Hutchison"), through their respective subsidiaries, were interested in a total of 89,837,710 ordinary shares of HKLH representing 3.91% of the issued ordinary share capital of HKLH.

The holding of Cheung Kong and Hutchison was previously disclosed at 4.19% in January 2004.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

17th September 2004

www.hkland.com

END

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